Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS

FREMONT, Calif., Nov. 1, 2007 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the third quarter ended Sept. 30, 2007.

Net revenues for the third quarter of 2007 were $10.0 million, compared with $10.0 million during the second quarter of 2007 and $16.0 million during the third quarter of 2006.

During the third quarter of 2007, revenues by market, as a percentage of the company's net revenues, were 60 percent from ADSL, 25 percent from VoIP and 15 percent from Optical.

The GAAP gross margin was 62.4 percent (62.5 percent, non-GAAP) for the third quarter of 2007, compared with 55.1 percent (55.2 percent, non-GAAP) for the second quarter of 2007 and 51.5 percent (51.6 percent, non-GAAP) for the third quarter of 2006.

GAAP results were a net loss of $5.2 million, or a net loss of $0.13 per share, for the third quarter of 2007, compared with a net loss of $8.9 million, or a net loss of $0.22 per share, for the second quarter of 2007 and a net loss of $2.9 million, or a net loss of $0.07 per share, for the third quarter of 2006. The GAAP results for all periods include charges for stock-based compensation due to the adoption of SFAS 123R, effective Jan. 1, 2006. The GAAP results for the nine months ended Sept. 30, 2007 include the $2.5 million expense in connection with the full settlement of a litigation and the $308,000 surplus space charge expensed in the previous quarter.

Non-GAAP results, which exclude the effect of stock-based compensation for all periods, and exclude the expense in connection with the full settlement of a litigation and the surplus space charge expensed in the second quarter of 2007, were a net loss of $4.7 million, or a net loss of $0.11 per share, for the third quarter of 2007, compared with a net loss of $5.6 million, or a net loss of $0.14 per share, for the second quarter of 2007 and a net loss of $2.1 million, or $0.05 per share, for the third quarter of 2006.

Total cash and short-term investments were $41.7 million at Sept 30, 2007, compared with $48.0 million at June 30, 2007. This included a one-time payment in connection with the full settlement of a litigation in the third quarter of 2007, which was expensed in the prior quarter.

"During the quarter, we were pleased to announce that we received a multi-million dollar order for one of our Mustang™ system-on-chip (SoC) processors from a leading manufacturer of broadband networking equipment in Japan for expected delivery within the next six months," said Faraj Aalaei, co-founder and CEO of Centillium. "This Mustang chipset will be utilized as the core processor for optical networking devices (ONU) at the customer premises for one of Japan's foremost telecommunications service providers, and when fully deployed, it will power the high-bandwidth broadband access and next-generation network services in optical fiber-to-the-premises (FTTP) networks for hundreds of thousands of subscriber lines," said Aalaei.

"We also recently announced the Entropia™III-C, the newest member of our suite of SoC Voice over Internet Protocol (VoIP) solutions. This newest chipset adapts our Entropia flagship system into a smaller-sized, highly integrated chipset to best address medium density applications such as the requirements of business communications and subscriber loop infrastructures. The Entropia III-C brings superior performance, power consumption and service quality to new network access applications as well as legacy telco facilities," said Aalaei.

Conference Call Information

A conference call to review the third quarter 2007 financial results will follow this press release today at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (210) 839-8948, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-3027. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until Dec. 31, 2007.

Non-GAAP Financial Measures

In this earnings press release and during the earnings conference call and webcast as described above, Centillium has supplemented and will supplement its reported GAAP financials with non-GAAP measures. Non-GAAP gross margin, operating expenses, net loss and net loss per share, where applicable, exclude the effect of stock-based compensation and, with respect to the nine months ended Sept. 30, 2007, the effect of the loss on settlement of litigation and a surplus space charge previously disclosed in the second quarter and first half of 2007. The company uses the non-GAAP information internally to evaluate its continuing operational performance, its cash requirements and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide a basis for evaluating the company's cash requirements and additional insight into the underlying operating results and the company's ongoing performance in the ordinary course of its operations. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures, and our non-GAAP measures may be different from similarly titled non-GAAP measures reported by other companies. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the GAAP Consolidated Statements of Operations included in this earnings press release.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to an order for one of Centillium's Mustang optical network processors, expected timing of delivery and expected use of this Mustang product; the number of subscriber lines that will be powered by this Mustang processor solution; and the benefits of the Entropia III-C chipset. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the the risk of order cancellation; the possibility of delivery delays; the risk that the Japanese service provider's deployment will not utilize the Mustang processor to the extent currently anticipated; whether this order results in increased sales; whether this product and the Entropia III-C perform as expected; risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission**.**

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended			Nine Months Ended	
		September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(In thousands, except per share data)				
Net revenues	$	10,026 $	10,004 $	16,033 $	30,582 $	54,547
Cost of revenues (a)		3,767	4,491	7,780	13,316	25,188
Gross profit		6,259	5,513	8,253	17,266	29,359
Operating expenses:						
Research and development (a)		8,081	7,326	7,119	22,152	20,239
Selling, general and administrative (a) (b)		3,904	5,144	4,738	14,039	15,835
Loss on settlement		-	2,500	-	2,500	-
Total operating expenses		11,985	14,970	11,857	38,691	36,074
Operating loss		(5,726)	(9,457)	(3,604)	(21,425)	(6,715)
Interest income and other, net		538	653	776	1,879	2,102
Loss before provision for income taxes		(5,188)	(8,804)	(2,828)	(19,546)	(4,613)
Provision for income taxes		49	68	50	451	146
Net loss	$	(5,237) $	(8,872) $	(2,878) $	(19,997) $	(4,759)
Basic and diluted net loss per share	$	(0.13) $	(0.22) $	(0.07) $	(0.48) $	(0.12)
Shares used to compute basic and diluted net loss per share		41,458	41,229	40,675	41,280	40,492
(a) Includes stock-based compensation as follows:						
Cost of revenues	$	10 $	9 $	18 $	29 $	49
Research and development		196	225	271	662	937
Selling, general and administrative		290	261	486	887	1,480
	$	496 $	495 $	775 $	1,578 $	2,466

(b) Includes $308,000 surplus space charge for the nine months ended September 30, 2007.

CENTILLIUM COMMUNICATIONS, INC.

Supplemental Reconciliation of GAAP Results to Non-GAAP

(Unaudited)

	Three Months Ended			Nine Months Ended	
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(In thousands, except per share data)				
GAAP gross margin	62.4%	55.1%	51.5%	56.5%	53.8%
Stock-based compensation	0.1%	0.1%	0.1%	0.1%	0.1%
Non-GAAP gross margin	62.5%	55.2%	51.6%	56.6%	53.9%
GAAP research and development expenses	$ 8,081	$ 7,326	$ 7,119	$ 22,152	$ 20,239
Stock-based compensation	196	225	271	662	937
Non-GAAP research and development expenses	$ 7,885	$ 7,101	$ 6,848	$ 21,490	$ 19,302
GAAP selling, general, and administrative expenses	$ 3,904	$ 5,144	$ 4,738	$ 14,039	$ 15,835
Stock-based compensation	290	261	486	887	1,480
Surplus space charges	-	308	-	308	-
Non-GAAP selling, general, and administrative expenses	$ 3,614	$ 4,575	$ 4,252	$ 12,844	$ 14,355
GAAP operating expenses	$ 11,985	$ 14,970	$ 11,857	$ 38,691	$ 36,074
Loss on settlement	-	2,500	-	2,500	-
Stock-based compensation	486	486	757	1,549	2,417
Surplus space charges	-	308	-	308	-
Non-GAAP operating expenses	$ 11,499	$ 11,676	$ 11,100	$ 34,334	$ 33,657
GAAP net loss	$ (5,237)	$ (8,872)	$ (2,878)	$ (19,997)	$ (4,759)
Loss on settlement	-	2,500	-	2,500	-
Stock-based compensation	496	495	775	1,578	2,466
Surplus space charges	-	308	-	308	-
Non-GAAP net income (loss)	$ (4,741)	$ (5,569)	$ (2,103)	$ (15,611)	$ (2,293)
GAAP net loss per share	$ (0.13)	$ (0.22)	$ (0.07)	$ (0.48)	$ (0.12)
Loss on settlement	-	0.06	-	0.06	-
Stock-based compensation	0.02	0.01	0.02	0.04	0.06
Surplus space charges	-	0.01	-	-	-
Non-GAAP net income (loss) per share	$ (0.11)	$ (0.14)	$ (0.05)	$ (0.38)	$ (0.06)

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2007		December 31, 2006
	(In thousands, except share and per share data)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 18,842	$	26,121
Short-term investments	22,814		29,278
Accounts receivable - net of allowance for doubtful accounts of $33 at September 30, 2007 and $80 at December 31, 2006	4,326		6,266
Inventories	3,358		4,968
Other current assets	3,774		2,985
Total current assets	53,114		69,618
Property and equipment, net	2,227		2,702
Other assets	1,270		578
Total assets	$ 56,611	$	72,898
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	$ 1,500	$	-
Accounts payable	6,426		6,505
Accrued compensation and related expenses	4,236		3,249
Accrued liabilities and other	21,024		21,118
Total current liabilities	33,186		30,872
Other long-term liabilities	1,567		1,228
Stockholders' equity:			
Common stock; $0.001 par value:			
Authorized shares: 100,000,000; Issued and outstanding shares: 41,480,663 at September 30, 2007, 41,147,312 at December 31, 2006	41		41
Additional paid-in capital	253,922		251,964
Accumulated deficit	(232,123)		(211,189)
Accumulated other comprehensive loss	18		(18)
Total stockholders' equity	21,858		40,798
Total liabilities and stockholders' equity	$ 56,611	$	72,898